United States securities and exchange commission logo





                            September 29, 2022

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York, New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 4,
2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

              We have reviewed your September 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Portfolio Net Interest Margin, page 64

   1. We note your response to our comment 1 and your proposed revisions. Please address the following:
                                                            We note your third
paragraph of your proposed disclosure. Specifically, we note your bullet point
for yield on average interest earning assets. Please revise this disclosure to
address that it excludes all Consolidated SLST assets other than those securities owned
by the Company, as you have in your note (3) to the tabular
                                                             disclosure.
 Kristine R. Nario-Eng
New York Mortgage Trust, Inc.
September 29, 2022
Page 2
                We note your fourth paragraph of your proposed disclosure. Please enhance your disclosure to further clarify why you have excluded the impact of mortgages payable on real estate and why you only include interest income earned by the Consolidated
              SLST securities that are actually owned by the Company.
Form 10-Q for the quarterly period end June 30, 2022
Condensed Consolidated Statements of Operations, page 5

2. We note your response to our comment 3 and your intent to consider disaggregating rental income and other real estate income within non-interest (loss) income and disaggregating interest expense, mortgage payable on real estate, depreciation and
         amortization, and other real estate expenses within general, administrative and operating expenses. Please tell us what consideration you gave to presenting rental income and other real estate income as separate categories of revenue and presenting interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues. Reference is made to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameKristine R. Nario-Eng                      Sincerely,
Comapany NameNew York Mortgage Trust, Inc.
                                                             Division of
Corporation Finance
September 29, 2022 Page 2                                    Office of Real
Estate & Construction
FirstName LastName